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                              March 20, 2024

       Daniel Vinson
       Chief Executive Officer
       Barclays Commercial Mortgage Securities LLC
       745 Seventh Avenue
       New York, NY 10019

                                                        Re: Barclays Commercial
Mortgage Securities LLC
                                                            Amendment No. 1 to
Registration Statement on Form SF-3
                                                            Filed February 2,
2024
                                                            File No. 333-276033

       Dear Daniel Vinson:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

       Amendment No. 1 to Registration Statement on Form SF-3 filed February 2, 2024

       Part II - Information Not Required in Prospectus
       Item 14. Exhibits, page II-2

   1.                                                   We note your response
to comment 2 and understand that the Trust will be the    issuing
                                                        entity    within the
meaning of Regulation AB for a particular series of Certificates, that the trustee will execute,
authenticate and deliver the Certificates on behalf of the Trust, and that the Pooling and
Servicing Agreement will be governed by New York law. We also note that the
Certificates will not be issued directly by the Registrant and will not be obligations of the
Registrant.    Please tell us whether, in rendering their closing opinion, counsel will perform
steps to ensure that the Depositor has authorized the offering of securities that will be
registered using this registration statement and the related Pooling and Servicing
agreement.
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
March 20, 2024
Page 2

       Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490 with any other questions.



FirstName LastNameDaniel Vinson                      Sincerely,
Comapany NameBarclays Commercial Mortgage Securities LLC
                                                     Division of Corporation
Finance
March 20, 2024 Page 2                                Office of Structured
Finance
FirstName LastName